UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

APT SATELLITE HOLDINGS LIMITED
(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                     Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

1. Adoption of new statement of standard accounting practice
2. SEGMENTAL INFORMATION
3. Write-back of Provision on Regulatory Matters
4. Impairment loss recognised in respect of land and buildings
5. Impairment loss recognised in respect of goodwill arising on acquisition of interest in a subsidiary
6. PROFIT FROM OPERATION
7. TAXATION
8. EARNINGS PER SHARE
9. CONTINGENT LIABILITIES
SIGNATURES

APT Satellite Holdings Limited

(Incorporated in Bermuda with limited liability)

2002 Results announcement

CHAIRMAN’S STATEMENT

The Board of Directors (the “Board”) of APT Satellite Holdings Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) in respect of the financial year ended 31 December 2002, which had been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESULTS

For the financial year ended 31 December 2002, the Group’s turnover and net profit attributable to shareholders were HK$351,425,000
(2001: HK$374,158,000) and HK$24,435,000 (2001: HK$78,009,000) respectively. Basic earnings per share was HK5.92 cents
(2001: HK18.9 cents).

DIVIDENDS

In view of future business development needs, the Board does not recommend any payment of final dividend for the financial year ended 31 December 2002 (2001: HK5 cents).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The Group’s three in-orbit satellites, together with their corresponding telemetry, tracking and control systems, have been operating well. For the year ended 31 December 2002, the utilization rate of APSTAR I, APSTAR IA and APSTAR IIR was 56%, 66% and 100% respectively, which was basically identical to the utilization rate corresponding to the first six month of 2002.

Business Environment

Sluggish worldwide economy during the second half of the 2002 continued to weaken the demand for transponders in the Asia-Pacific region. Intense market competition continued to exert a downward pressure on the lease rate of transponders.

APSTAR V

Upon commissioning in January 2001, Space System/Loral Inc. (“SS/L”) has since carried out the full-scale construction of APSTAR V that has 54 transponders. At present, satellite construction has entered the final stage. The Group will continue to monitor the progress of construction, which has remained smooth to this date. The satellite is scheduled for delivery in July 2003, and will be launched by Sea Launch Limited Partnership in September 2003.

On 23 September 2002, APT Satellite Company Limited (“APT”), a wholly-owned subsidiary of the Company, entered into the Term-sheet (the “Term-sheet”) with Loral Orion Inc. (“Loral Orion”), a wholly owned subsidiary of Loral Space and Communications Limited. Under the Term-sheet, Loral Orion agreed to participate in the development through taking up 50% of the investment of APSTAR V project on an equal proportion basis in order to obtain 27 transponders at the amount of approximately US$115 million. Details of the deal had been set out in the circular of 7 October 2002 to shareholders. The Group believes that the cooperation will greatly reduce project investment and market risk of the APSTAR V project. At the same time, this will relieve the pressure on the Group’s cashflow.

APSTAR VI (Formerly APSTAR VB)

On 11 December 2001, the Group commissioned the construction of APSTAR VI with a view to replace APSTAR IA that is due to expire at the end of 2006. This is a high power satellite constructed by Alcatel Space and equipped with 38 C-band and 12 Ku-band transponders. In March 2002, Alcatel Space informed APT that they had received unconditional approval from the French government for the delivery APSTAR VI to the PRC for launching on board the LM-3B launch vehicle. The construction of the satellite has been smooth, and it is scheduled for delivery in the forth quarter of 2004.

The procurements of APSTAR V and APSTAR VI are fully in line with the future development needs of the Group’s satellite broadcasting and telecommunications businesses.

Satellite TV Broadcasting Platform

APT Satellite TV Development Limited (“APT TV”), the Company’s wholly-owned subsidiary, is in the course of establishing a satellite TV broadcasting platform based on the TV broadcasting license granted by The Government of HKSAR. The satellite TV broadcasting platform has been developing well. During the first half of 2002, the Group increased investments in uplinks and downlinks, and TV-programme transmission and broadcasting facilities. As a result, the APT TV’s programme-transmission capacity was increased to 18 channels to accommodate the future demand for satellite TV program services, enhancing the capacity of the APT TV’s satellite TV broadcasting platform and develop the Group’s satellite broadcasting business.

Furthermore, in April 2002, APT TV established an associate company with Eurosport, Societe Anonyme (“Eurosport”). Based on their respective strength, APT TV and Eurosport have provided the China market with satellite TV broadcasting services, and the first sports news channel commenced broadcasting in July 2002. In December 2002, the associate company signed an agreement with China International TV Corporation and obtained the permit for limited broadcasting in China. This project is in line with the Group’s overall strategy to further develop its satellite TV platform, and will bring forth revenue to the Group.

Satellite Control Centre Phase II (the “Centre”)

To prepare for the control and operation of APSTAR V and APSTAR VI, and at the same time provide satellite TV broadcasting and telecommunications services, Satellite Control Centre Phase II was completed in February 2002, and had immediately commenced commercial operation. The Centre is equipped with a data center of 14,700 sq.ft., which has also started commercial operation and generating revenue. In addition, the Group had completed the installation of satellite broadcasting facilities in the Centre for the development of the satellite TV broadcasting platform.

External Telecommunications Services

APT Satellite Telecommunications Limited (“APT Telecom”), a jointly controlled entity of the Group is actively rolling out external telecommunication services under the cable-based and satellite-based external telecommunications network services license. APT Telecom is now in full gear in the construction of an integrated telepark (the “Telepark”) adjacent to the Group’s Satellite Control Centre. The construction of the Telepark is expected to complete in mid-2003 for the provision of various kinds of telecommunications services.

Business Prospects

The worldwide economy is expected to remain uncertain in 2003. It is therefore foreseeable that the development of broadcasting and telecommunications businesses in the Asia-Pacific region will remain sluggish. As competition will remain intense, the utilitisation rate and rental income will continue to be compressed.

Development of APSTAR V and APSTAR VI

The Group will closely monitor the construction and delivery of the two satellites to ensure that APSTAR I and APSTAR IA will be safely replaced. At the same time, close contact will be maintained with the launching company and insurance company to ensure that adequate preparation be made for the launching and insurance of APSTAR V.

Business Development

Facing intense market competition, the Group will further consolidate its core business in satellite transponders and strive to develop new satellite-related businesses. Through the development of the satellite broadcasting platform and its newly established telecommunications business, the Group will strengthen its customer base and expand its market coverage to boost revenue.

FINANCIAL REVIEW

The Group continues to maintain a prudent treasury policy with an aim to ensure a sound financial position for accommodating the needs of committed satellite projects.

The Group had ample working capital at its disposal. As at 31 December 2002, the Group had approximately HK$826 million (2001: HK$1,620 million) free cash. Together with the secured term loan facilities (the “Loan Facilities”) committed in December 2002 by the Group with two banks that amounted to HK$1,872 million (US$240 million), the Group could cope with the needs to invest in future satellite and telecommunications projects for further business development.

Within the year, the Group’s capital expenditure incurred by APSTAR V and APSTAR VI amounted to HK$1,033 million (2001: HK$230 million) that was paid by internally generated cash flow and bank loans.

As at 31 December 2002, the Group’s total liabilities was approximately HK$864 million (2001: HK$816 million), among which about HK$318 million (2001: HK$380 million) was interest-bearing at a fixed rate of 12% per annum, which was secured by a time deposit of an equivalent sum and deposit interest rate. The Group had used part of the Loan Facilities that amounted to HK$164 million (2001: Nil). Interest was computed on the London inter-bank offered rate. The Loan Facilities were secured by the Group’s satellites under construction as fixed charges and its related insured interests as well as transponders lease income and certain bank accounts as floating charges. Certain of the Group’s banking facilities were secured by the Group’s properties with aggregate net book value of approximately HK$5.12 million. As part of the Loan Facilities had been used, the Group’s gearing ratio (total liabilities/total assets) rose to 26% (2001: 25%), representing an increased of 1% as compared to 2001.

For the year ended 31 December 2002, the Group made no hedging arrangement in respect of exchange rate fluctuation as majority of its business transactions was settled in United States dollars. However, as the Loan Facilities presently available to the Group was subject to floating interest rates, the Group would take appropriate measure in due course to hedge against interest rate fluctuation.

APT Telecom is striving to develop the external telecommunications business. As at 31 December 2002, the Group’s share of loss of a jointly controlled entity was HK$10.62 million (2001: HK$5.07 million).

CONTINGENT LIABILITIES

For the year ended 31 December 2002, the Company had a guarantee of HK$164 million to its subsidiary for its banking facility (2001: Nil).

HUMAN RESOURCES

With regard to the human resources policy, the Group remunerates its employees in accordance with their respective responsibilities and current market trends. On 19 June 2001, the Company first granted share options under the share option scheme adopted at the annual general meeting on 22 May 2001 (“Scheme 2001”) to its employees including executive directors. On 22 May 2002, the Group adopted a new option scheme (“Scheme 2002”) at the annual general meeting to comply with the requirements of the Listing Rules. Share options granted in accordance with Scheme 2001 shall however remain valid until its expiry.

CONCLUSION

It will be difficult for the economic environment to improve significantly in the coming year owing to uncertain elements affecting the external environment. Market competition will remain intense. Under such unfavourable conditions, the Group will do its best to maintain its present performance in business and seek out opportunities for stable development. Under the new corporate strategy, the Group will consolidate and develop its transponder business on one hand, while at the same time develop new satellite broadcasting and telecommunications businesses on the other, with a view to maintain business growth and boost its corporate value. The Group will continue to maintain a prudent treasury policy and remain watchful for changes in the external environment in order to adjust the corporate policy whenever necessary.

NOTE OF APPRECIATION

On behalf of all shareholders and the Board, I would like to take this opportunity to thank all the customers of the Group for their support, and to express our sincere appreciation to all staff members of the Group for their contribution during the year.

LIU Ji Yuan
Chairman
7 April 2003, Guilin, China

Financial Highlights

Consolidated Income Statement – for the year ended 31 December 2002

	Notes	2002	2001

		HK$'000	HK$'000
Turnover	(2)	351,425	374,158
Cost of services		(275,717)	(266,015)

		75,708	108,143
Write-back of provision on regulatory matters	(3)	47,212	—
Other operating income		25,115	78,491
Administrative expenses		(69,886)	(71,922)
Deficit arising on revaluation of investment property		(70)	(45)
Impairment loss recognised in respect of land and buildings	(4)	(5,218)	–
Impairment loss recognised in respect of goodwill arising on acquisition of interest in a subsidiary(5)		(3,376)	–
Profit from operations	(6)	69,485	114,667
Finance costs		–	(5,644)
Share of results of jointly controlled entities		(10,624)	(5,067)
Profit before taxation		58,861	103,956
Taxation	(7)	(36,814)	(25,947)
Net profit for the year		22,047	78,009
Minority interests		2,388	–
Net profit attributable to shareholders		24,435	78,009
Dividends		–	20,636
Earnings per share	(8)
- basic		5.92 cents	18.90 cents
- diluted		5.92 cents	18.85 cents

Notes:

1. Adoption of new statement of standard accounting practice

In the current year, the Group has adopted, for the first time, Statement of Standard Accounting Practice No. 34 “Employee Benefits”
(“SSAP 34”) issued by the Hong Kong Society of Accountants. The standard introduces measurement rules for employee benefits, including retirement benefit plans. Because the Group participates only in defined contribution retirement benefit schemes, the adoption of SSAP 34 has not had any significant impact on the financial statements.

2. Segmental Information

The Group only has one business segment, namely the maintenance and operation of satellite telecommunication systems.

The Group’s geographical segment analysis of turnover and contribution to profit from operations by location of customers, is as follows:

	2002		2001

		Contribution		Contribution
		to profit from		to profit from
	Turnover	operations	Turnover	operations

	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	47,178	10,164	40,459	11,694
Other regions in the PRC	254,901	54,914	270,009	78,041
Others	49,346	10,630	63,690	18,408

	351,425	75,708	374,158	108,143
Other operating income		72,327		78,491
Unallocated corporate expenses		(78,550)		(71,967)
Profit from operations		69,485		114,667

The Group’s operating assets consist primarily of its satellites which are used, or are intended for use, for transmission to multiple countries but not located at a specific geographical area. Accordingly, no segment analysis of the carrying amount of segment assets by location of assets is presented.

The Group’s analysis of the total carrying amount of segment assets and segment liabilities by location of customers is as follows:

	2002		2001

	Segment	Segment	Segment	Segment
	assets	liabilities	assets	liabilities

	HK$'000	HK$'000	HK$'000	HK$'000
Hong Kong	206	17,970	23	27,028
Other regions in the PRC	42,077	69,935	23,646	92,543
Others	934	38,347	1,837	39,663

	43,217	126,252	25,506	159,234
Unallocated corporate assets/liabilities	3,296,152	737,968	3,255,192	656,827

	3,339,369	864,220	3,280,698	816,061

3. Write-back of Provision on Regulatory Matters

Under the terms of an agreement made with an independent third party dated 18 August 1999 in relation to the leasing of substantially all of the transponder capacities of APSTAR IIR, the directors of the Group agreed to bear the cost of retrofitting the dishes of affected customers of APSTAR IIR as a result of increase in dish size. Provision was therefore made for the best estimate of the potential cash outflow under the agreement based on the estimated cost of retrofitting the dishes. During the year, the directors of the Group reassessed the probability of the need to increase in dish size of affected customers of APSTAR IIR. Based on information from an independent third party, there are currently no FM/TV carrier services and this greatly alleviated the probability of retrofitting the dish. Through and including the date hereof, the independent third party and potentially affected customers have not requested the Group for retrofitting the dishes. Accordingly, the directors are of the opinion that the probability of retrofitting the dish is remote and hence, no provision on regulatory matters is considered as necessary. An amount of HK$47,212,000 (2001: Nil) has been written back.

4. Impairment loss recognised in respect of land and buildings

During the year, the directors of the Group conducted a review of the Group’s land and buildings and determined that certain properties were impaired due to the recoverable amount of the assets is estimated to be less than its carrying amount. Accordingly, impairment loss of approximately HK$5,218,000 in respect of land and buildings has been recognised and charged to the income statement.

5. Impairment loss recognised in respect of goodwill arising on acquisition of interest in a subsidiary

During the year, the Group has acquired an additional 20% interest in CTIA VSAT Network Limited (“CTIA”), previously was a 40% owned jointly controlled entity, for a consideration of HK$7,180,000. Goodwill arose from acquisition of additional 20% interest in CTIA was approximately HK$4,036,000.

At the balance sheet date, the directors of the Group have reviewed the impairment of the goodwill by comparing the Group’s share of the recoverable amount of the subsidiary concerned as a whole to the Group’s share of the carrying value of assets together with the goodwill. In view of the net liabilities position of the subsidiary and based on the projected future operating cash flow, it is expected that the remaining unamortised balance will not be recovered and therefore, an impairment is recognised.

6. Profit from Operation

	2002	2001

	HK$'000	HK$'000
Depreciation	233,971	217,021

7. Taxation

	2002	2001

	HK$'000	HK$'000
The charge comprises:
Hong Kong Profits Tax calculated at 16% of the estimated assessable profit for the year
Current year	7,744	6,283
Underprovision in prior years	–	1,388
Overseas tax calculated at rates prevailing in respective jurisdictions	27,282	18,127

	35,026	25,798
Deferred taxation	1,788	149

	36,814	25,947

8. Earnings per Share

The calculation of the basic and diluted earnings per share is based on the following data:

	2002	2001

	HK$'000	HK$'000
Earnings
Earnings for the purposes of calculating basic and diluted earnings per share (net profit for the year)	24,435	78,009

	’000	’000
Number of shares
Weighted average number of ordinary shares for the purposes of calculating basic earnings per share	412,675	412,773
Effect of dilutive share options	–	1,117

Weighted average number of ordinary shares for the purposes of calculating diluted earnings per share	412,675	413,890

9. Contingent Liabilities

In the years before 1999, overseas withholding tax was not charged in respect of the Group’s transponder lease income derived from the overseas lessees. From 1999, overseas withholding tax has been charged on certain transponder lease income of the Group and full provision for such withholding tax for the years from 1999 has been made in the financial statements. The Directors of the Company are of the opinion that the new tax rules should take effect from 1999 and, accordingly, no provision for the withholding tax in respect of the years before 1999 is necessary. The Group’s withholding tax in respect 1998 and before, calculated at the applicable rates based on the relevant transponder lease income earned in those years, not provided for in the financial statements amounted to approximately HK$75,864,000.

The Company has given guarantee to banks in respect of the secured term loan facility granted to its subsidiary. The extent of this facility utilised by the subsidiary as at 31 December 2002 amounted to HK$163,800,000 (2001: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, the Company repurchased its own shares from The Stock Exchange of Hong Kong Limited (“Stock Exchange”) as follows:

Price per share
	Number			Aggregate
Month of repurchase in 2002	of shares	Highest	Lowest	consideration paid

	(HK$)	(HK$)		(HK$'000)
October	185,000	1.75	1.44	307

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against share premium.

AUDIT COMMITTEE

The Audit Committee held its Meeting on 24 March 2003 at which the Committee reviewed the audited financial report of the Group for the year ended 31 December 2002.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Listing Rules throughout the accounting period covered by the annual report, except that non-executive Directors of the Company are not appointed for specific terms but are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Bye-laws of the Company.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE’S WEBSITE

A detailed annual results containing the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of APT Satellite Holdings Limited (“the Company”) will be held at the Satellite Control Centre of the Company, 22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong on Thursday, 22 May 2003 at 11:00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the audited consolidated financial statements and the reports of the Directors and of the auditors for the year ended 31 December 2002.

2. To elect Directors and to authorise the Board of Directors to fix the Directors’ remuneration.

3. To appoint the auditors of the Company and to authorise the Board of Directors to fix their remuneration.

Special Business

4. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company be and is hereby generally and unconditionally approved;

(b) the total nominal amount of the shares to be purchased pursuant to the approval in paragraph (a) above shall not exceed 10% of the total nominal amount of the share capital of the Company in issue on the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution, “Relevant Period” means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; or

(iii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws to be held.”

5. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors of the Company during the Relevant Period (as defined in paragraph (c) of this resolution) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements or options which may require the exercise of such powers either during or after the Relevant Period, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to:

(i) a Right Issue (as defined in paragraph (d) of this resolution); or

(ii) any exercise of subscription or conversion rights under any warrants of the Company, or any securities which are convertible into shares of the Company, or any share option scheme or similar arrangement for the time being adopted by the Company for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries and/or any eligible grantee pursuant to the scheme of shares or rights to acquire shares in the Company; or

(iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue at the date of the passing of this Resolution and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution, “Relevant Period” means the period from the date of the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting; and

(iii) the expiration of the period within which the next annual general meeting is required by the Bye-Laws of the Company or any other applicable laws to be held; and

(d) for the purpose of this Resolution, “Right Issue” means an offer of shares open for a period fixed by the Directors to shareholders on the register of members of the Company on a fixed record date in proportion to their then holding of shares (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of any relevant jurisdiction, or the requirements of any recognised regulatory body or any stock exchange).”

6. To consider and, if thought fit, pass with or without amendments, the following resolution as an ordinary resolution:

“THAT the general mandate granted to the Directors of the Company to exercise the powers of the Company to issue, allot and dispose of shares pursuant to Resolution 5 above be and is hereby extended by the addition to the total nominal amount of share capital and any shares which may be issued, allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate an amount representing the total nominal amount of shares in the capital of the Company which has been purchased by the Company since the granting of such general mandate pursuant to Resolution No. 4 above, provided that such amount shall not exceed 10% of the total nominal amount of the share capital of the Company in issue at the date of this Resolution.”

By Order of the Board
Lo Kin Hang, Brian
Company Secretary
Hong Kong, 7 April 2003

Notes:

(a) A member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or, if he is the holder of two or more shares, more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, the form of proxy must be deposited with the Company’s branch share registrars in Hong Kong, Tengis Limited at G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or other authority, not less than 48 hours before the time appointed for the meeting or adjourned meeting (as the case may be).

(c) The Register of Members of the Company will be closed from Monday, 19 May 2003 to Thursday, 22 May 2003, both days inclusive, during which period no transfers of shares can be registered.

(d) An explanatory statement containing further details regarding Resolutions nos. 4 to 6 above will be sent together with the Annual Report to the shareholders.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: April 9, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President